UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 9, 2005

hanarotelecom incorporated ———————————————————————————————————
(Translation of registrant’s name into English)

43, Taepyeongno 2ga, Jung-gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

hanarotelecom incorporated

Date: 11/09/2005	By:	Janice Lee
	Name:	Janice Lee
	Title:	CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	a fair disclosure relating to the Company’s earnings announcement for the third quarter of 2005, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 07, 2005.
99.2	a corporate disclosure relating to the board resolution on approval of the small-scale merger with Korea Thrunet Co., Ltd, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 07, 2005.
99.3	a corporate disclosure relating to the dissolution of the Company’s investee company, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 07, 2005.